SHEARMAN & STERLING
Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES
75008 PARIS
33 01 53 89 70 00

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FAX (33) 01 53 89 7C

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MENLO PARK
NEW YORK
PARIS
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

September 23, 2002

<u>BY HAND DELIVERY</u>

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed two press releases dated September 20, 2002, the first announcing Air France's new features on the domestic network; the other announcing the winter schedule.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

PADOCS01/215243.13

Roissy, 20 September 2002

82-5050

New features on Air France's domestic network

- **an entire new range of fares**
- **lower, more competitive fares for all**
- **simpler services to make travel easier**

Air France is renewing its range of fares for both business and leisure travel, with no impact on quality of service.

For leisure travel, a new range of fares for all
Customers who travel for personal reasons will benefit from an entire new range of fares, the **EVASION** range, simpler, more progressive and accessible to all. The range offers 8 highly attractive fare levels (compared with 4 currently), including same-day travel, and which can be combined. **All customers** can benefit from the **most attractive fares** up to one month before departure, featuring discounts of up to 30% lower than the current lowest fares.

Customers travelling on the **EVASION family, youth, child, couple** and **senior** fares still benefit from reductions and wide access to these fares. The lowest fares are also often even cheaper.

The **EVASION weekend** fare (departure and return possible on Saturday or Sunday) enables passengers to leave at the last minute, and is on average 15% lower (between 5 and 30% depending on the route) than the equivalent fare last winter.

For business travel, "off-peak" fares have been created
All "Business" customers can now benefit from fares offering a reduction of 15% on flights between 9 am and 4 pm on the entire domestic network (except for flights to Paris-CDG and Corsica). This reduction also applies after 8 pm on flights to and from Orly.
For customers who are willing to adapt their departure to obtain the lowest possible fares, Air France has created a new card, the **ALTERNATIVE** card, which offers them a 40% discount on these flights.

Finally, the **travel saver card,** well known to our frequent travellers, offers an even greater reduction (between 25 and 30%). It is designed for passengers who privilege flexibility (reduction valid on all Air France domestic flights). It will from now on enable passengers to earn 1,500 Fréquence Plus Miles (instead of 1,000) each time they travel on an "off-peak" flight.

Services which make life and travelling easier

· The French sales website (**www.airfrance.fr**): Air France has continued to improve its website to make on-line booking easier and save its customers time.
The website already sells most Air France fares, as well as Fréquence Plus reward tickets.
As from November, on-line purchasing will be even easier and faster. Web surfers will be able to purchase Air France's lowest fares in just 5 clicks.

· The **electronic ticket**: chosen by 8 million passengers, is still as simple, rapid and practical, with more destinations on long-haul flights and a growing number of users (an average of 15,000 per day).

· The system of pre-check-in by phone, thanks to the **interactive voice server** introduced on 10 September, on departure from all French airports equipped with self-service kiosks, to all Air France destinations (except the USA, Brazil and Israel). It is reserved for passengers travelling with electronic tickets

· There are more **self-service check-in kiosks** available, which are easier to find and use at the airport.

· The **latest check-in times** have been shortened to save time (20 minutes on the entire domestic network except at Paris-CDG and 30 minutes to Europe and North Africa).

AIR FRANCE

Information

Roissy, 20 September 2002

Air France's Winter 2002 Schedule

For the 2002-2003 winter season, Air France's capacity is at the level scheduled for the winter 2001-2002 season, before the 11 September attacks and the drop in demand forced the airline to reduce its capacity.

Compared with last winter's actual capacity, growth measured in available seat-km (ASK), increased by7.5% overall and by 7.7% compared with winter 2000/2001.

The main new features of Air France's winter schedule which starts on Sunday, 27 October 2002 are as follows:

- **the launch of three new destinations: Punta Cana in the Dominican Republic, Aberdeen and Bristol in Great Britain**
- **a new «point to point» Business class product on European flights: Orly-London City and Orly-Bergamo**
- **capacity adapted to the change in demand on domestic routes, based on a new fare policy and development of services.**

LONG-HAUL SCHEDULE

With a 8.8% growth in ASK compared with last year's capacity, the long-haul network boasts 44 more weekly services including 34 on the North American continent.

This level of capacity is 9.2% higher than that of winter 2000-2001 and 2.2% higher than that which was scheduled for winter 2001-2002 before 11 September.

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Web site: www.airfrance-finance.com

Following the drastic changes applied in 2001 to **North American** routes, several services have been added this winter:

- By reinforcing Delta's hubs with 4 daily flights to Atlanta including 2 operated by Air France and a twice-daily service to Cincinnati including 1 operated by Air France
- By resuming the second weekly flights abandoned last year to several destinations: 12 weekly flights to Boston and Washington, 10 to Miami, 10 to Los Angeles and the 3 AF flights continuing on to Papeete.

In Canada, the second daily flight to Montreal, generally not operated during the winter season, is for the first time scheduled in winter (13 weekly flights).

A code-share agreement has been signed with Air Tahiti Nui. This concerns two weekly services between Paris and Papeete operated by an Air Tahiti Nui A340 which is in addition to Air France's 3 weekly flights.

There is no change to the flight schedule on **South American** routes compared with last winter, except the continuation of the fifth weekly flight to Caracas launched this summer.

On routes to **Asia**, two new destinations will be served daily: Seoul, thanks to the code-share agreement with our partner Korean Air; the Monday and Friday flights will be operated by a Korean Air B747-400. Bombay is also linked to Paris every day thanks to the partnership with Delta which operates 4 weekly services New York-Paris-Bombay on a code-share basis with Air France. There has been a 14th weekly service to Tokyo since the summer thanks to the opening of a second runway at Narita airport. Air France flights to Shanghai have been reinforced (+2) which is now served daily, 5 Air France flights per week and 2 operated by China Eastern. Finally, the fourth non-stop weekly service launched this summer to Manila will continue.

Routes to **Africa**, which experienced an exceptional increase in capacity in 2001, are adapting to the progressive return of rival airlines by adjusting the number of frequencies and size of aircraft.
The arrival of the new A330s will enable Air France to adjust capacity on several routes operated with A340s, following the withdrawal last winter of all A310s.

In Mali, there will be 5 weekly flights to Bamako by A330-200 instead of 7 by B767. There will still be 5 weekly flights to Ouagadougou in Burkina Faso, but two will make stopovers in Niamey which will thus benefit from an additional frequency.

There are 2 services planned for the winter schedule to Luanda, but it is still uncertain as to whether the second flight will be resumed. It was suspended this summer as the Angolan authorities did not issue traffic rights.

In the **Middle-East**, the changes made to the schedule this summer remain: a non-stop daily flight to Cairo, without the segment to Riyadh or Djeddah which operated last winter. There are now 4 weekly flights to Saudi Arabia by A330-200 (CDG-Riyadh-Djeddah), which is one flight more than this summer.

There are several new features on the **Caribbean/Indian Ocean** network.
The new Paris-Punta Cana service will be launched with 3 weekly flights in addition to the 4 non-stop Paris-Santo-Domingo flights. They have been scheduled in order to offer a daily service to the Dominican Republic. The Saint-Martin service no longer continues on to Santo Domingo, but will now have a non-stop daily service by A340.

In the Indian Ocean, capacity to Mauritius will increase considerably, with 17 weekly frequencies, Air France and Air Mauritius each adding one flight (7 for AF and 10 for MK).

Finally, flights to Antananarivo, suspended due to the unstable political situation in Madagascar, will be resumed with 3 weekly flights.

MEDIUM-HAUL SCHEDULE

PARIS-EUROPE

On the international medium-haul network, the winter schedule will offer the same capacity as was initially planned for last winter, i.e. an increase of 4.2% compared with last winter's actual capacity.

Two new destinations in Great Britain: Bristol, with 3 daily flights in Embraer 145 (50 seats) and Aberdeen, also with 3 daily flights in Embraer 135 (37 seats). These routes will be operated by Régional.

In addition to the 14 daily services from Paris-Charles de Gaulle to London Heathrow, 5 out of the 6 daily flights to London City will leave from Orly in order to offer Business passengers a «downtown» product on City Jet aircraft. In the same way, flights to **Milan - Bergamo** (4 daily services operated by our partner Gandalf) will also be transferred to Orly, to meet the needs of Business customers. On these flights, passengers will be able to check in up to 20 minutes before the scheduled departure time.

Still in Great Britain, the 6th daily frequency to Manchester launched this summer will remain this winter.

In Spain, an eleventh daily flight to Madrid is scheduled, in order to double capacity on the early morning flights departing from Paris-CDG, providing Air France obtains the necessary slots in Madrid.

In Germany, additional frequencies launched this summer to Hanover and Nuremberg will remain, offering 6 and 4 daily flights respectively. The same applies to flights to Switzerland, where the 11th additional weekly flight added this summer to Geneva will be continued.

Finally, a code-share agreement signed this summer with Aeroflot will enable the two airlines to offer 6 daily services between Paris and Moscow instead of three each as before.

There are no changes to routes to North Africa, which remain the same as this summer.

SHORT-HAUL SCHEDULE

PARIS-FRENCH PROVINCES

The winter schedule features the development of services offered to customers (Internet, electronic ticket, self-service kiosks, interactive voice server, latest check-in time - later at Orly and at CDG) and the introduction of a new, more comprehensible and more attractive fare scale.

In the same way, changes in demand on domestic routes have led Air France to adapt its capacity by reducing frequencies or using smaller aircraft.

Capacity has been reduced by 7% compared with last year's schedule as planned before 11 September 2001, and by 8.5% compared with winter 2000-2001. It will be at the same level as last year's actual capacity (down 0.4%).

On flights departing from Orly, these changes have resulted in the suspension of 6 daily services compared with winter 2001-2002:
2 to Marseille (19 daily flights)
1 to Nice (14 daily flights)
1 to Bordeaux (14 daily flights)
1 to Montpellier (9 daily flights)
1 to Strasbourg (11 daily flights)

These suspensions only concern flights which are least in demand by our customers, in the middle of the day or late evening. However, la Navette shuttle flights are still as frequent (every half hour at rush-hour, or otherwise every hour).

Furthermore, flights to Grenoble will be operated with aircraft seating 50 instead of 100. The same applies to Avignon, with 50-seater aircraft instead of 70, but there will be more frequencies, with 4 daily flights instead of 3.

From Paris-CDG, there will be one less flight to Nice (8 daily) and to Mulhouse (4 daily, in addition to the 7 services which leave from Orly).
Inversely, the CDG-Metz service, suspended in November 2001, will be resumed with 3 daily flights.

THE REGIONAL HUBS

From **Lyon Saint Exupéry**, flights to Metz, which had been suspended in November 2001, will be resumed. There will be 3 daily services operated by Régional with 50-seater jets. Bigger aircraft will be used on services to Pau, which will be served by 79-seater aircraft instead of 50. In the same way, services to Madrid and Barcelona will be operated by Brit Air jets seating 70.

A daily non-stop service between Lyon and Le Havre will be operated by Brit Air with the ATR 42.

From **Clermont-Ferrand**, routes to Angers, Angoulême, Dijon and Turin, which up to now have been operated with 18-seater aircraft, will now be operated by 30-seater Régional aircraft. Routes to Avignon, Brest and Pau have been suspended for economic reasons, whereas there will be 3 daily flightss to Rennes, Toulouse and Nice instead of 4.

From **Bordeaux**, the schedule to the major Iberian destinations (Madrid, Barcelona, Oporto and Lisbon) remains unchanged for the winter season, and departure times for flights from Bordeaux to Dublin have been changed to enable passengers to leave late morning.

There will be one daily flight to Nice instead of 2, and the Bordeaux-Brest route will be suspended.

Finally, **Marseille's** regional winter schedule remains identical to last year.

THE QUALITY OF THE SCHEDULE

The modernization and rationalization of the fleet will continue, with the gradual phasing out this winter of all Boeing 767s on long-haul routes, to be replaced by Airbus 330s. On medium-haul, several Boeing 737s will be withdrawn from service and replaced by Airbus 320s.

The quality of services operating over the past few years has continued to improve. More than 90% of long-haul flights are now non-stop, which puts Air France at the forefront of European airlines.

Paris-CDG remains the number one European hub, offering the greatest number of connecting opportunities on intercontinental routes.

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Web site: www.airfrance-finance.com

Roissy, 20 September 2002

82-5050

New features on Air France's domestic network

- **an entire new range of fares**
- **lower, more competitive fares for all**
- **simpler services to make travel easier**

Air France is renewing its range of fares for both business and leisure travel, with no impact on quality of service.

For leisure travel, a new range of fares for all
Customers who travel for personal reasons will benefit from an entire new range of fares, the **EVASION** range, simpler, more progressive and accessible to all. The range offers 8 highly attractive fare levels (compared with 4 currently), including same-day travel, and which can be combined. **All customers** can benefit from the **most attractive fares** up to one month before departure, featuring discounts of up to 30% lower than the current lowest fares.

Customers travelling on the **EVASION family, youth, child, couple** and **senior** fares still benefit from reductions and wide access to these fares. The lowest fares are also often even cheaper.

The **EVASION weekend** fare (departure and return possible on Saturday or Sunday) enables passengers to leave at the last minute, and is on average 15% lower (between 5 and 30% depending on the route) than the equivalent fare last winter.

For business travel, "off-peak" fares have been created
All "Business" customers can now benefit from fares offering a reduction of 15% on flights between 9 am and 4 pm on the entire domestic network (except for flights to Paris-CDG and Corsica). This reduction also applies after 8 pm on flights to and from Orly.
For customers who are willing to adapt their departure to obtain the lowest possible fares, Air France has created a new card, the **ALTERNATIVE** card, which offers them a 40% discount on these flights.

Finally, the **travel saver card,** well known to our frequent travellers, offers an even greater reduction (between 25 and 30%). It is designed for passengers who privilege flexibility (reduction valid on all Air France domestic flights). It will from now on enable passengers to earn 1,500 Fréquence Plus Miles (instead of 1,000) each time they travel on an "off-peak" flight.

Services which make life and travelling easier

· The French sales website (**www.airfrance.fr**): Air France has continued to improve its website to make on-line booking easier and save its customers time.
The website already sells most Air France fares, as well as Fréquence Plus reward tickets.
As from November, on-line purchasing will be even easier and faster. Web surfers will be able to purchase Air France's lowest fares in just 5 clicks.

· The **electronic ticket**: chosen by 8 million passengers, is still as simple, rapid and practical, with more destinations on long-haul flights and a growing number of users (an average of 15,000 per day).

· The system of pre-check-in by phone, thanks to the **interactive voice server** introduced on 10 September, on departure from all French airports equipped with self-service kiosks, to all Air France destinations (except the USA, Brazil and Israel). It is reserved for passengers travelling with electronic tickets

There are more **self-service check-in kiosks** available, which are easier to find and use at the airport.

· The **latest check-in times** have been shortened to save time (20 minutes on the entire domestic network except at Paris-CDG and 30 minutes to Europe and North Africa).

AIR FRANCE

Information

Roissy, 20 September 2002

■ Air France's Winter 2002 Schedule

For the 2002-2003 winter season, Air France's capacity is at the level scheduled for the winter 2001-2002 season, before the 11 September attacks and the drop in demand forced the airline to reduce its capacity.

Compared with last winter's actual capacity, growth measured in available seat-km (ASK), increased by7.5% overall and by 7.7% compared with winter 2000/2001.

The main new features of Air France's winter schedule which starts on Sunday, 27 October 2002 are as follows:

- **the launch of three new destinations: Punta Cana in the Dominican Republic, Aberdeen and Bristol in Great Britain**
- **a new «point to point» Business class product on European flights: Orly-London City and Orly-Bergamo**
- **capacity adapted to the change in demand on domestic routes, based on a new fare policy and development of services.**

LONG-HAUL SCHEDULE

With a 8.8% growth in ASK compared with last year's capacity, the long-haul network boasts 44 more weekly services including 34 on the North American continent.

This level of capacity is 9.2% higher than that of winter 2000-2001 and 2.2% higher than that which was scheduled for winter 2001-2002 before 11 September.

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Web site: www.airfrance-finance.com

Following the drastic changes applied in 2001 to **North American** routes, several services have been added this winter:

- By reinforcing Delta's hubs with 4 daily flights to Atlanta including 2 operated by Air France and a twice-daily service to Cincinnati including 1 operated by Air France
- By resuming the second weekly flights abandoned last year to several destinations: 12 weekly flights to Boston and Washington, 10 to Miami, 10 to Los Angeles and the 3 AF flights continuing on to Papeete.

In Canada, the second daily flight to Montreal, generally not operated during the winter season, is for the first time scheduled in winter (13 weekly flights).

A code-share agreement has been signed with Air Tahiti Nui. This concerns two weekly services between Paris and Papeete operated by an Air Tahiti Nui A340 which is in addition to Air France's 3 weekly flights.

There is no change to the flight schedule on **South American** routes compared with last winter, except the continuation of the fifth weekly flight to Caracas launched this summer.

On routes to **Asia**, two new destinations will be served daily: Seoul, thanks to the code-share agreement with our partner Korean Air; the Monday and Friday flights will be operated by a Korean Air B747-400. Bombay is also linked to Paris every day thanks to the partnership with Delta which operates 4 weekly services New York-Paris-Bombay on a code-share basis with Air France. There has been a 14th weekly service to Tokyo since the summer thanks to the opening of a second runway at Narita airport. Air France flights to Shanghai have been reinforced (+2) which is now served daily, 5 Air France flights per week and 2 operated by China Eastern. Finally, the fourth non-stop weekly service launched this summer to Manila will continue.

Routes to **Africa**, which experienced an exceptional increase in capacity in 2001, are adapting to the progressive return of rival airlines by adjusting the number of frequencies and size of aircraft.
The arrival of the new A330s will enable Air France to adjust capacity on several routes operated with A340s, following the withdrawal last winter of all A310s.

In Mali, there will be 5 weekly flights to Bamako by A330-200 instead of 7 by B767. There will still be 5 weekly flights to Ouagadougou in Burkina Faso, but two will make stopovers in Niamey which will thus benefit from an additional frequency.

There are 2 services planned for the winter schedule to Luanda, but it is still uncertain as to whether the second flight will be resumed. It was suspended this summer as the Angolan authorities did not issue traffic rights.

In the **Middle-East**, the changes made to the schedule this summer remain: a non-stop daily flight to Cairo, without the segment to Riyadh or Djeddah which operated last winter. There are now 4 weekly flights to Saudi Arabia by A330-200 (CDG-Riyadh-Djeddah), which is one flight more than this summer.

There are several new features on the **Caribbean/Indian Ocean** network.
The new Paris-Punta Cana service will be launched with 3 weekly flights in addition to the 4 non-stop Paris-Santo-Domingo flights. They have been scheduled in order to offer a daily service to the Dominican Republic. The Saint-Martin service no longer continues on to Santo Domingo, but will now have a non-stop daily service by A340.

In the Indian Ocean, capacity to Mauritius will increase considerably, with 17 weekly frequencies, Air France and Air Mauritius each adding one flight (7 for AF and 10 for MK).

Finally, flights to Antananarivo, suspended due to the unstable political situation in Madagascar, will be resumed with 3 weekly flights.

MEDIUM-HAUL SCHEDULE

PARIS-EUROPE

On the international medium-haul network, the winter schedule will offer the same capacity as was initially planned for last winter, i.e. an increase of 4.2% compared with last winter's actual capacity.

Two new destinations in Great Britain: Bristol, with 3 daily flights in Embraer 145 (50 seats) and Aberdeen, also with 3 daily flights in Embraer 135 (37 seats). These routes will be operated by Régional.

In addition to the 14 daily services from Paris-Charles de Gaulle to London Heathrow, 5 out of the 6 daily flights to London City will leave from Orly in order to offer Business passengers a «downtown» product on City Jet aircraft. In the same way, flights to **Milan - Bergamo** (4 daily services operated by our partner Gandalf) will also be transferred to Orly, to meet the needs of Business customers. On these flights, passengers will be able to check in up to 20 minutes before the scheduled departure time.

Still in Great Britain, the 6th daily frequency to Manchester launched this summer will remain this winter.

In Spain, an eleventh daily flight to Madrid is scheduled, in order to double capacity on the early morning flights departing from Paris-CDG, providing Air France obtains the necessary slots in Madrid.

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Web site: www.airfrance-finance.com

In Germany, additional frequencies launched this summer to Hanover and Nuremberg will remain, offering 6 and 4 daily flights respectively. The same applies to flights to Switzerland, where the 11th additional weekly flight added this summer to Geneva will be continued.

Finally, a code-share agreement signed this summer with Aeroflot will enable the two airlines to offer 6 daily services between Paris and Moscow instead of three each as before.

There are no changes to routes to North Africa, which remain the same as this summer.

SHORT-HAUL SCHEDULE

PARIS-FRENCH PROVINCES

The winter schedule features the development of services offered to customers (Internet, electronic ticket, self-service kiosks, interactive voice server, latest check-in time - later at Orly and at CDG) and the introduction of a new, more comprehensible and more attractive fare scale.

In the same way, changes in demand on domestic routes have led Air France to adapt its capacity by reducing frequencies or using smaller aircraft.

Capacity has been reduced by 7% compared with last year's schedule as planned before 11 September 2001, and by 8.5% compared with winter 2000-2001. It will be at the same level as last year's actual capacity (down 0.4%).

On flights departing from Orly, these changes have resulted in the suspension of 6 daily services compared with winter 2001-2002:
2 to Marseille (19 daily flights)
1 to Nice (14 daily flights)
1 to Bordeaux (14 daily flights)
1 to Montpellier (9 daily flights)
1 to Strasbourg (11 daily flights)

These suspensions only concern flights which are least in demand by our customers, in the middle of the day or late evening. However, la Navette shuttle flights are still as frequent (every half hour at rush-hour, or otherwise every hour).

Furthermore, flights to Grenoble will be operated with aircraft seating 50 instead of 100. The same applies to Avignon, with 50-seater aircraft instead of 70, but there will be more frequencies, with 4 daily flights instead of 3.

From Paris-CDG, there will be one less flight to Nice (8 daily) and to Mulhouse (4 daily, in addition to the 7 services which leave from Orly).
Inversely, the CDG-Metz service, suspended in November 2001, will be resumed with 3 daily flights.

THE REGIONAL HUBS

From **Lyon Saint Exupéry**, flights to Metz, which had been suspended in November 2001, will be resumed. There will be 3 daily services operated by Régional with 50-seater jets. Bigger aircraft will be used on services to Pau, which will be served by 79-seater aircraft instead of 50. In the same way, services to Madrid and Barcelona will be operated by Brit Air jets seating 70.

A daily non-stop service between Lyon and Le Havre will be operated by Brit Air with the ATR 42.

From **Clermont-Ferrand**, routes to Angers, Angoulême, Dijon and Turin, which up to now have been operated with 18-seater aircraft, will now be operated by 30-seater Régional aircraft. Routes to Avignon, Brest and Pau have been suspended for economic reasons, whereas there will be 3 daily flightss to Rennes, Toulouse and Nice instead of 4.

From **Bordeaux**, the schedule to the major Iberian destinations (Madrid, Barcelona, Oporto and Lisbon) remains unchanged for the winter season, and departure times for flights from Bordeaux to Dublin have been changed to enable passengers to leave late morning.

There will be one daily flight to Nice instead of 2, and the Bordeaux-Brest route will be suspended.

Finally, **Marseille's** regional winter schedule remains identical to last year.

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Web site: www.airfrance-finance.com

THE QUALITY OF THE SCHEDULE

The modernization and rationalization of the fleet will continue, with the gradual phasing out this winter of all Boeing 767s on long-haul routes, to be replaced by Airbus 330s. On medium-haul, several Boeing 737s will be withdrawn from service and replaced by Airbus 320s.

The quality of services operating over the past few years has continued to improve. More than 90% of long-haul flights are now non-stop, which puts Air France at the forefront of European airlines.

Paris-CDG remains the number one European hub, offering the greatest number of connecting opportunities on intercontinental routes.

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Web site: www.airfrance-finance.com